UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )1

Hawk Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42013J 204

(CUSIP Number)

Michelle Tucker, Trustee

Tucker Family Spendthrift Trust

7359 Ballantrae Ct.

Boca Raton, FL 33496

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25th 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 42013J 204	13D	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tucker Family Spendthrift Trust 65-6363968
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,376,530 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,376,530 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,376,530 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96%
14		TYPE OF REPORTING PERSON* OO

(1) Represents 3,960,030 shares of common stock, par value $.01 and 64,165 shares of Series B Preferred Stock, which is convertible into 6,416,500 shares of common stock

CUSIP No. 42013J 204	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D  (this “Statement”) relates to shares of the common stock, par value $.01 per share (“Common Stock”) of Hawk Systems, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2385 NW Executive Center Drive, Suite 100, Boca Raton, FL 33431.

Item 2.	Identity and Background.

(a)	This Statement is filed by the Tucker Family Spendthrift Trust.

(b)	The Tucker Family Spendthrift Trusts address is 7359 Ballantrae Ct. Boca Raton, FL 33496.

(c)	The Tucker Family Spendthrift Trust is a family investment Trust

(d)

During the last five years, The Tucker Family Spendthrift Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(e)

During the last five years, The Tucker Family Spendthrift Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)	The Tucker Family Spendthrift Trust is a Florida Trust

Item 3.	Source or Amount of Funds or Other Consideration.

On January 25, 2010, Hawk Systems Inc. (the “Company”) entered into a settlement agreement (“Settlement Agreement”) with Leonard Tucker, as co-Trustee of the Tucker Family Spendthrift Trust (“Trust”) in order to settle the ongoing litigation between the Company and the Trust. Michelle Tucker, the other co-Trustee of the Trust, was formerly the President and Chief Executive Officer of the Company. The Trust held a Class A, Series A Convertible Bond (“Bond”) issued by the Company in the principal amount of $25,000, which was convertible into shares of the Company’s securities such that, upon complete conversion of the Bond, the aggregate number of shares owned by the Bond holder would be equal to 10% of all of the Company’s outstanding capital stock and capital stock reserved in conjunction with existing corporate obligations (i.e. options, warrants, etc.). In its complaint, the Trust alleged breach of contract and specific performance for the Company’s failure to issue certain shares under the Bond after the Trust provided notice of election to convert $24,000 in principal and accrued interest of the Bond on April 29, 2009. In accordance with the terms of the Settlement Agreement, the Company agreed to issue the Trust 3,960,030 shares of the Company’s common stock, par value $.01 (“Common Stock”) and 64,165 shares of the Company’s Series B Preferred Stock (collectively, the “Securities”).

Upon receipt of the Securities, the Company and the Trust agreed to release and forever discharge each other, their present officers, agents and employees from any and all claims and demands which have been or may have been based upon any facts or circumstances that arose or existed on or prior to the date of the Settlement Agreement. The Trust further agreed to file a stipulation and order of dismissal with prejudice with the 15th Judicial Circuit Court of Palm Beach County and to tender the Bond to the Company for cancellation. After issuing the Securities, the Company has no further obligation under the Bond.

CUSIP No. 42013J 204	13D	Page 4 of 5 Pages

Item 4.	Purpose of the Transaction.

The 3,960,030 shares of the Company’s common stock, par value $.01 (“Common Stock”) and 64,165 shares of the Company’s Series B Preferred Stock were issued pursuant to a settlement agreement with the issuer.

Item 5.	Interest in Securities of the Issuer.

As of January 25th 2010 The Tucker Family Spendthrift Trust beneficially owned 3,960,030 shares of the Company’s common stock, par value $.01 (“Common Stock”) and 64,165 shares of the Company’s Series B Preferred Stock

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the knowledge of the Tucker Family Spendthrift Trust there are none.

Item 7.	Material to be filed as Exhibits.

Exhibit 99.1	Stipulation of Settlement between Tucker Family Spendthrift Trust and Hawk Systems, Inc. dated January 25, 2010.

CUSIP No. 42013J 204	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2010

By:	/s/ Michelle Tucker, Trustee

Michelle Tucker as Trustee

Tucker Family Spendthrift Trust